SEC FILE NUMBER: 001-39441

CUSIP NUMBER: 50116V107

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 30, 2023

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

KUBIENT, INC.
Full Name of Registrant

N/A

(Former Name if Applicable)

500 7th Avenue, 8th Floor

(Address of Principal Executive Office (Street and Number))

New York, New York 10018

(City, State and Zip Code)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Kubient, Inc. (the “Registrant”) is unable to file, without unreasonable effort and expense, its Quarterly Report on Form 10-Q for the quarter ended June 30, 2023 because the Registrant’s auditor has not completed their review of the Form 10-Q. The Registrant currently anticipates that its Quarterly Report on Form 10-Q for the quarter ended June 30, 2023 (including the relevant interim financial statements) will be filed as soon as practicable, which the Company intends to be within the five calendar days following its prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Paul Roberts, Chief Executive Officer	(800)	409-9456
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the three months ended June 30, 2023, net revenues decreased by $412,071, or 103%, to $(11,720) from $400,351 for the three months ended June 30, 2022. The decrease was primarily attributable to the loss of certain customers that we had acquired in connection with our acquisition of MediaCrossing Inc. as well as the certain continuing fixed costs of revenue.

For the three months ended June 30, 2023, sales and marketing expenses decreased by $746,487, or 71%, to $303,936 from $1,050,423 for the three months ended June 30, 2022. The decrease is primarily due to a decrease in sales team headcount costs of approximately $708,000, a decrease in consulting expense of approximately $13,000 for a consultant in the 2022 period that was not used in the 2023 period, a decrease in public relations expense of $35,000, partially offset by an increase in software subscriptions of approximately $11,000.

For the three months ended June 30, 2023, technology expenses decreased by $461,733, or 48%, to $497,424 from $959,157 for the three months ended June 30, 2022. The decrease is primarily due to a decrease in technology team headcount costs of approximately $195,000, a decrease in cloud hosting fees of approximately $97,000, a decrease in amortization of software of approximately $163,000 and a decrease in software-technology subscription expense of approximately $8,000.

For the three months ended June 30, 2023, general and administrative expenses increased by $471,486, or 31%, to $1,980,694 from $1,509,208 for the three months ended June 30, 2022. The increase is primarily due to an increase in professional services costs of approximately $777,000, an increase in software subscriptions of approximately $3,000, partially offset by decrease in headcount costs of approximately $99,000, a decrease in office expense of approximately $95,000, and a decrease in income taxes expense of approximately $115,000.

Kubient, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 15, 2023	By:	/s/ Paul Roberts
Paul Roberts
Chief Executive Officer

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Form 12b-25 includes “forward-looking statements,” which may be identified by the use of words such as “anticipates,” “will,” “believes,” “intends,” “plans,” “expects” and other similar words and expressions that predict or indicate future events or trends that are not statements of historical matters. These forward-looking statements include statements and expectations about the Company’s results and the timing of the filing of its Quarterly Report on Form 10-Q for the period ended June 30, 2023. Forward-looking statements are based on information available at the time those statements are made and/or management’s good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Such risks and uncertainties include, without limitation, the risk that, upon completion of further procedures, the financial results for the period ended June 30, 2023 are different than the results described in this Form 12b-25, the risk that the Company is unable to complete its closing procedures in a timely manner to file its Quarterly Report on Form 10-Q as indicated in this Form 12b-25, as well as subsequent periodic and current reports filed with the SEC, which are available on the SEC website at www.sec.gov. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date on which they are made. The Company disclaims any obligation to update or correct any forward-looking statements made herein due to the occurrence of events after the issuance of this report except as required under federal securities laws.